# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ICC Holdings, Inc., CIK 0001681903
CUSIP: 44931Q104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 225 20TH STREET, 225 20TH STREET, ROCK ISLAND, Illinois (IL), 61201
Date of event which requires filing of this statement: 02/05/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-17-124483
Filed by CIK 0001702782

## Reporting persons
- Employee Stock Ownership Trust ICC Holdings, Inc.: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Pennsylvania (PA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 350,000; sole dispositive power 0; shared dispositive power 350,000; aggregate amount beneficially owned 350,000 (11.2% of the class)

## Item 1. Issuer
Name of issuer: ICC Holdings, Inc.
Address of issuer's principal executive offices: 225 20TH STREET, 225 20TH STREET, ROCK ISLAND, ILLINOIS, 61201.

## Item 2. Person Filing
Name of person filing: ICC Holdings, Inc. Employee Stock Ownership Plan
Address of principal business office or, if none, residence: 225 20th Street, Rock Island, Illinois 61201
Citizenship: Pennsylvania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 350,000 shares of Common Stock
Percent of class: 11.15% (based on 3,139,598 shares of Common Stock outstanding as of November 6, 2023)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 350,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
350,000

The ICC Holdings, Inc. Employee Stock Ownership Plan (the ESOP) is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), with individual accounts for the benefit of participating employees and their beneficiaries. The ESOPs assets are held in trust pursuant to a trust agreement between the ICC Holdings, Inc., the ESOP, and GreatBanc Trust Company, solely in its capacity as trustee (the Plan Trustee). The number of shares listed as beneficially owned represents the number of shares of Common Stock held in the ESOP as of February 8, 2024. As of February 8, 2024, 162,501.5853 shares of Common Stock held in the ESOP were allocated to individual accounts established for participating employees and their beneficiaries, and the remaining 187,498.4147 shares of Common Stock held in the ESOP were unallocated.

Participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts through the Plan Trustee with respect to any corporate matter which involves the voting of such shares at a shareholder meeting and which constitutes a merger, consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all assets of a trade or business or a similar transaction. Except for corporate matters otherwise described above, shares of Common Stock in the trust shall be voted by the Plan Trustee in the manner directed by the Administrative Committee, currently the Board of Directors of ICC Holdings, Inc. Unallocated shares of Common Stock held by the ESOP are voted in the manner determined by the Administrative Committee. As a result of such shared voting power, the shares of Common Stock held in the ESOP are included in the shares beneficially owned by the ESOP.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
See Item 4 above.

Subject to the terms and conditions of the ESOP, cash dividends on Common Stock allocated to accounts of participating employees and their beneficiaries will be allocated to the respective other investment accounts of such participants. No individual participants has an interest in excess of 5%of the class of securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
1 Limited Power of Attorney
https://www.sec.gov/Archives/edgar/data/1681903/000119312517124483/d375999dex991.htm

## Signatures
- Employee Stock Ownership Trust ICC Holdings, Inc.: /s/ Kathleen Springer, Kathleen Springer As attorney-in-fact (02/05/2025)
Comment: https://www.sec.gov/Archives/edgar/data/1681903/000119312517124483/d375999dex991.htm